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October 3, 2006
VIA FEDERAL EXPRESS AND EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549
Attention: Jeffrey Reidler, Assistant Director

Re:	Catalyst Pharmaceutical Partners, Inc. Registration Statement on Form S-1 Commission File No. 333-136039
Dear Mr. Reidler:
     We are responding to the comments in your letter to Patrick J. McEnany, Chief Executive Officer of Catalyst Pharmaceutical Partners, Inc. dated September 29, 2006. The comments should be read in connection with the enclosed copy of Amendment No. 3 filed on the date hereof (Amendment No. 3), which has been marked to show changes to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 filed on September 26, 2006. We refer to Catalyst Pharmaceutical Partners, Inc. as the “Issuer” or the “Registrant.” The following responses are made on the Registrant’s behalf.
FORM S-1
Pilot Studies, Page 49
1.	We note your response to comment 21 and your revised disclosure on page 51. While we believe your revised disclosure is acceptable, we do not believe such disclosure sufficiently complies with our previous comment. More specifically, our

Securities and Exchange Commission
October 3, 2006

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comment sought for you to explain how the small sample size could effect the reliability of the P values. Further to the extent you believe the P values are unreliable due to the small sample size, our comment sought for you to expressly state in the document that such P value numbers are unreliable and the reason they are unreliable. To that end, please expand your disclosure to include specific information regarding the reliability of the P values given the small sample sizes you used in the studies or explain to us otherwise.

Issuer’s Response

In response to the comment, we have modified the text on pages 51 and 52 to add language making clear that the P-values derived from the pilot studies may not be reliable or repeatable in a future larger study. Further, we have clarified for the reader that the P-values derived in the pilot study have no relevance in determining whether CPP-109 compared to placebo can be distinguished in a randomized placebo-controlled clinical study.
Notes to Financial Statements
9. Stock Options Granted, page F-11
2.	We have reviewed your response to our previous comment number 23. Please disclose within your Notes to Financial Statements your anticipated forward stock split. As a result of the anticipated stock split, please revise your earnings per share information throughout your document to present on a post stock split basis in accordance with paragraph 54 of SFAS 128. Additionally, please ensure the appropriate changes to the audit opinion have been made to cover this subsequent event.

Issuer’s Response

We have modified throughout the registration statement the share and per share information to account for the forward stock split (effected in the form of a stock dividend) that was declared and paid on October 3, 2006. Our auditors have also modified their audit opinion to cover this subsequent event.
* * *
     As I advised Song Brandon this afternoon by telephone, the Registrant intends to disseminate the preliminary prospectus contained in Amendment No. 3 to its Registration Statement.

Securities and Exchange Commission
October 3, 2006

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     We look forward to hearing back from you regarding Amendment No. 3 to the Registration Statement. If you have any questions, please feel free to give me a call.